1000 Six PPG Place

Pittsburgh, PA 15222-5479

July 19, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

Attn: Terence O’Brien

RE:	Allegheny Technologies Incorporated

Form 10-K for the year ended December 31, 2012

Filed February 28, 2013

File No. 1-12001

Dear Mr. O’Brien:

This letter sets forth our response to the letter dated July 8, 2013 from the Staff of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2012 as well as the Form 10-Q for the quarter ended March 31, 2013 (the “Comment Letter”) of Allegheny Technologies Incorporated (the “Company”).

Set forth below are the Company’s responses to the comments set forth in the Comment Letter. For your convenience, each comment is reproduced in bold text below and is followed by the Company’s response.

Form 10-K for the year ended December 31, 2012

Backlog, Seasonality and Cyclicality, page 6

COMMENT NO. 1:

Please explain to us and revise future filings as appropriate to disclose why there is no backlog attributable to the Engineered Products segment.

RESPONSE:

The Engineered Products segment had a backlog of approximately $62 million at December 31, 2012. This amount was included in the disclosed $1.6 billion of backlog for the Company as a whole. A separate discussion of backlog for this segment was not considered to be material. In future filings, we will expand our disclosures to include a discussion of the backlog of the Engineered Products segment.

Management’s Discussion and Analysis, page 16

COMMENT NO. 2:

We note the $8.8 million after-tax charge for asset write-down associated with consolidating your iron casting facilities in your Engineered Products business segment. Given this amount was material to fourth quarter 2012 operating results, please tell us your consideration for providing a

Mr. Terence O’Brien

United States Securities and Exchange Commission

July 19, 2013

discussion of the performance of these operations, including trends, potential impacts on future operations, your method for grouping the related long-lived assets, and your assessment of potential impairment of related assets. Tell us whether you provided forewarning disclosure regarding these operations in periodic reports prior to incurring the charge.

RESPONSE:

Our Alpena, MI facility, which was the subject of the $8.8 million after-tax charge for asset impairment, was a stand-alone production facility and was the lowest level for which cash flows were measurable. This facility was acquired in 2007 and we converted it from an automotive industry casting business to a facility designed to produce and machine large, heavy iron castings for markets like wind energy. Following a downturn in orders for large iron cast products, particularly from the wind energy market in late 2008 – early 2009 during the world-wide financial crisis, most casting operations were suspended at the Alpena facility in late 2009. As a result, although the facility continued to be used for machining, the facility was the subject of long-lived asset impairment reviews beginning in late 2009. At that time, and in subsequent long-lived asset impairment evaluations, the Company concluded that no impairment existed based on an expected resumption in large iron casting production to the wind energy and other end markets that would require the production capacity of the Alpena facility.

We did not provide forewarning disclosure of the potential asset impairment charge as the decision to close the facility was not made until mid-December 2012 based on changes in business conditions present at that time. Prior to recording the impairment charge, the Company was actively involved in extended discussions with another company concerning possible ventures or long-term supply agreements for the Alpena facility that were targeted at new end markets, requiring additional capital investment over a multi-year period. During the fourth quarter 2012, those business negotiations terminated based on changed market conditions in the targeted end markets. Additionally, during the fourth quarter 2012, the 2013 operating plan was being finalized. Projected operating levels in the iron casting business did not forecast an increase in order volume sufficient to require resuming operations at Alpena.

As part of the capital allocation decisions inherent in the business planning process, executive management with the appropriate level of decision-making authority determined in mid-December 2012 that the forecasted return on capital employed, and current and expected future market conditions for the production capabilities at Alpena, would not be sufficient to justify additional investment to enter new markets or to retain the facility and continue to incur the associated carrying costs. At this time, a series of actions was authorized to dispose of the facility by marketing it for sale and relocating certain production and testing equipment to other company operations.

Note 15. Financial Information for Subsidiary and Guarantor Parent, page 72

COMMENT NO. 3:

Please tell us how you have complied with Rules 3-10(i)(1) and 10-01(a)(4) of Regulation S-X in presenting your condensed statements of cash flows for the years ended December 31, 2010 through 2012. Revise future filings accordingly, beginning with your June 30, 2013 Form 10-Q.

Mr. Terence O’Brien

United States Securities and Exchange Commission

July 19, 2013

RESPONSE:

In future filings beginning with the June 30, 2013 Form 10-Q, we will separately disclose investing and financing activities in the condensed statements of cash flows that meet the disclosure threshold of Rule 10-01(a)(4) of Regulation S-X.

Form 10-Q for the period ended March 31, 2013

Management’s Discussion and Analysis, page 22

COMMENT NO. 4:

Please revise future filings to quantify the extent to which increases/decreases in volume, prices, the introduction of new products, and inflation impacts of raw materials contributed to the changes in net sales and gross profit margin and/or segment operating profit. In addition, please quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

RESPONSE:

Our Management’s Discussion and Analysis disclosures for Results of Operations includes an overview section that provides quantitative analysis of our overall sales by major end market, as well as a percentage comparison of the major high value and standard products sold in the comparative financial periods. We believe these disclosures, and related qualitative disclosures, provide the type of analysis specified in Regulation S-K Item 303(a)(3) Results of Operations for annual and interim periods. For example, on pages 22-23 of the Form 10-Q for the quarter ended March 31, 2013, we provide quantitative and qualitative analysis of changes in sales by end market and by major product form.

We continue our analysis of the results of operations with a discussion of each business segment, including segment sales by major end market and the comparative percentages of sales by major product category, along with narrative comments on the major factors affecting sales and segment operating profit. For example, in our High Performance Metals segment discussion on pages 24-25, we provide context to the first quarter decrease in sales as primarily volume related, and also impacted by lower selling prices. The impact of these items on segment operating profit is also discussed. We believe our disclosures of these underlying factors impacting the overall Company and individual business segment operating results are the appropriate metrics to understand the financial performance.

We acknowledge the Staff’s comment regarding quantification of the various factors affecting changes in sales, segment operating profit, and other line items affecting income from continuing operations. To the extent that the numerical quantification of shipment volumes, selling prices or other factors would provide additional meaningful information, we will expand our disclosures in future filings to provide this information.

Mr. Terence O’Brien

United States Securities and Exchange Commission

July 19, 2013

Management’s Discussion and Analysis, page 22

COMMENT NO. 5:

We note that your gross margin has decreased over the five quarters ended March 31, 2013. Please revise future filings to expand your discussion of gross margin and/or segment operating profit to provide a detailed and appropriately quantified analysis of the factors contributing to gross margin and/or segment operating profit declines that provides investors an understanding through the eyes of management of the impact of changes in these factors and plans to manage them.

RESPONSE:

Our Management’s Discussion and Analysis disclosures for Results of Operations includes an overview of segment operating profit at the company level, followed by a more detailed discussion by business segment. We believe that our disclosures at the Company and the business segment level, including disclosures of the relative mix of high value and standard product sales, and price/volume information for each reported financial period, provide the relevant information to interpret our operating results. As we discuss on page 23 of the Form 10-Q for the quarter ended March 31, 2013, higher inventory costs attributable to various factors, including changes in raw material costs that do not align with selling price adjustment mechanisms, resulted in lower segment operating profit in both dollar and percentage of sales terms compared to the same prior year period.

We acknowledge the Staff’s comment regarding providing additional context to the decline in segment operating profit compared to the prior period. In future filings, we will expand our discussion of known trends impacting operating performance to provide additional context over the time periods presented. However, our ability to predict changes in raw material prices, and changes in customer demand and market pricing, in the context of forward looking information, is limited.

*   *   *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Patrick J. DeCourcy at (412) 395-3057 with any questions or comments.

Very truly yours,

/s/ Patrick J. DeCourcy

Patrick J. DeCourcy Interim Chief Financial Officer

cc: Elliot S. Davis